Mail Stop 3561

June 5, 2006

Via U.S. Mail
Mr. Daniel McHugh
Chief Financial Officer
SLC Student Loan Receivables I, Inc.
750 Washington Boulevard, 9th Floor
Stamford, CT 06901

Re: SLC Student Loan Receivables I, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed May 18, 2006
File No. 333-133028

Dear Mr. McHugh,

We have reviewed your responses to the comments in our letter dated May 1, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

SLC Student Loan Trust Prospectus Supplement

General

1. We note from your response to comment 9 in our letter dated May 1, 2006 that the remarketing agent is an affiliate of the sponsor and the depositor. In a registered remarketing transaction the issuer must update the prospectus so that at the time of the remarketing the prospectus includes all of the information regarding the pool required to be in the prospectus. See footnote 193 of Release 33-8518 and Section 15.01 of Regulation AB Telephone Interpretations. To the extent the issuer has not previously updated the prospectus to include all the updated information required by Form S-3, such as updated information required by Item 1111 of Regulation AB, through incorporation of Exchange Act filings,

the issuer must file and incorporate by reference a Form 8-K containing the information regarding the pool assets or must file a prospectus supplement or post-effective amendment, as appropriate, to update the prospectus. Confirm that you will follow this practice.

SLC Private Credit Student Loan Trust Prospectus

Summary

2. We reissue comment 6 of our letter of May 1, 2006, in part. Please revise the summary of the SLC Private Credit Student Loan Trust Prospectus Supplement, as you have done in the summary of the SLC Student Loan Trust Prospectus Supplement, to briefly describe how losses not covered by credit enhancement will be allocated.

3. We note from page S-39 that you include insurance as a form of credit enhancement. Please provide a brief description of the protection or support provided by insurance and identify the insurance provider. See Item 1103(a)(3)(ix) of Regulation AB.

4. As a follow-up to the comment above, please remove or revise as appropriate the risk factor on page S-23 entitled, "The Trust Will Not Have the Benefit of Any Guarantees or Insurance on the Trust Student Loans".

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3750.

Sincerely,

Max A. Webb
Assistant Director

cc: <u>Via Facsimile (202) 504-6666</u>
Malcolm Wattman, Esq.
Cadwalader, Wickersham & Taft LLP